Exhibit 99.1

Aether Global Innovations Corp. Signs Letter of Intent (LOI) with Private British Columbia tech investment company

Vancouver, B.C. – August 27, 2024 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF) (Frankfurt: 4XA WKN# A2N8RH) (“Aether Global”, “AGI”, or the “Company”), a drone management and automation company, today announced the Company has signed a letter of intent (LOI) to acquire 1401068 BC Ltd. (“PrivCo”) in an all-share deal (the “Transaction”). PrivCo is in the business of investing in early-stage technology ventures in both Canada and the United States, and is currently completing an earn-in arrangement with an early stage drone development company which AGI feels will be an accretive addition to its current business development efforts. As part of the Transaction, PrivCo intends to advance $50,000 to AGI as a secured working capital loan at market interest rates, forgivable on completion of the Transaction. The LOI is non-binding until finalized, and both the Transaction and Bridge Loan are subject to a number of customary closing conditions, including execution of definitive documentation.

Aether Global believes that this acquisition will bring great value in furthering the Company’s overall three (3) part business strategy for supporting critical infrastructures and large-scale facilities, which includes: (i) drone design and development, (ii) automation and integration and (iii) drone base station infrastructure and technology.

"We are excited to sign this non-binding LOI and move toward a definitive with PrivCo around a complete acquisition and joining our two companies. We expect this strategic acquisition to allow us to move forward with a strong development program and commercialization of a new innovative long range and heavy lift unmanned aerial system, shared Phil Lancaster, CEO and President of Aether Global Innovations.

PrivCo and Aether Global have begun working on the details of a definitive agreement. Both companies will update the marketplace, clients, partners and shareholders as market impacting achievements are delivered.

About Aether Global Innovations Corp.

Aether Global Innovations (AETH) is an innovative UAV drone management and operations services company that focuses in three areas for critical infrastructure and large public and private facilities. These three areas include (i) drone management and surveillance monitoring, (ii) automation and integration for flight planning, new, innovative sensor payloads, stand-alone power source and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and take off. www.aethergic.com

ON BEHALF OF AETHER GLOBAL BOARD OF DIRECTORS

Philip Lancaster, President and CEO

Aether Global Innovations Corp.

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding completion of the Transaction and Bridge Loan, statements about the prospects of PrivCo and its intended acquisitions, future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are made as of the date hereof, and are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, closing risks, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.